Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Annual Report (Form 10-K) of Simon Property Group, Inc. of our reports dated February 23, 2007, with respect to the consolidated financial statements of Simon Property Group, Inc., Simon Property Group, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Simon Property Group, Inc., included in the 2006 Annual Report to Stockholders of Simon Property Group, Inc.

Our audit also included the financial statement schedule of Simon Property Group, Inc. listed in Item 15(a). This schedule is the responsibility of Simon Property Group, Inc.'s management. Our responsibility is to express an opinion based on our audit. In our opinion, as to which the date is February 23, 2007, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-132513) of Simon Property Group, Inc.;

(2) Registration Statement (Form S-3 No. 333-68938) of Simon Property Group, Inc.;

(3) Registration Statement (Form S-3 No. 333-113884) of Simon Property Group, Inc.;

(4) Registration Statement (Form S-3 No. 333-119882) of Simon Property Group, Inc.;

(5) Registration Statement (Form S-3 No. 333-122872) of Simon Property Group, Inc.;

(6) Registration Statement (Form S-8 No. 333-101185) pertaining to the Simon Property Group 1998 Stock Incentive Plan;

(7) Registration Statement (Form S-8 No. 333-82471) pertaining to the Simon Property Group and Adopting Entities Matching Savings Plan;

(8) Registration Statement (Form S-8 No. 333-64313) pertaining to the Simon Property Group 1998 Stock Incentive Plan;

(9) Registration Statement (Form S-8 No. 333-63919) pertaining to the Corporate Property Investors, Inc. and Corporate Realty Consultants, Inc. Employee Share Purchase Plan;

of our reports dated February 23, 2007, with respect to the consolidated financial statements and schedule of Simon Property Group, Inc., Simon Property Group, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Simon Property Group, Inc., included or incorporated by reference in this Annual Report (Form 10-K) of Simon Property Group, Inc. for the year ended December 31, 2006.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
February 23, 2007